FILE No. 82-5176

(August 2003)

(Translation)

REPORT
ON
ACQUISITION BY THE COMPANY
OF ITS OWN SHARES

Fuji Television Network, Incorporated

(681099)

REPORT ON ACQUISITION BY THE COMPANY OF ITS OWN SHARES
(Under Article 24-6, paragraph 1 of the Securities and Exchange Law of Japan)

Reporting period: August 1, 2003 to August 31, 2003

To: The Director General of the Kanto Local Finance Bureau

Date of Filing: September 18, 2003

Name of the Company:	Kabushiki Kaisha Fuji Television
Name of the Company in English:	Fuji Television Network, Incorporated
Name and Position of the Representative:	Koichi Murakami President and Representative Director
Location of the Head Office:	4-8, Daiba 2-chome, Minato-ku, Tokyo Telephone: Tokyo (5500) 8888 (Big key)
Person to Contact:	Tsuyoshi Habara General Manager of Finance Dept.
Place to Contact:	Same as above
Person to Contact:	Same as above

Place at which copies of this Report are made available for public inspection

Name	Address
Tokyo Stock Exchange, Inc.	2-1, Nihonbashi Kabutocho, Chuo-ku, Tokyo

(This Report in Japanese consists of 2 sheets including this cover sheet.)

Class of shares to be acquired: Shares of common stock of the Company

1. Acquisition by the Company of its own shares:

(1) Acquisition by the Company of its own shares pursuant to the resolution at the Ordinary General Meeting of Shareholders:

As of August 31, 2003

Classification	Number of shares		Total prices	Notes
	(Shares)		(¥)	
Resolution at the Ordinary General Meeting of Shareholders (adopted on June 27, 2003)		100,000	50,000,000,000	
Its own shares acquired during the reporting month (Date of acquisition)	-	-	-	
	Total	-	-	
Accumulated number of its own shares acquired as at the end of the reporting month		-	-	
Development of acquisition of its own shares		-	-	

(Note) The ratio of the number of shares for acquisition as approved at the Ordinary General Meeting of Shareholders pursuant to the provisions of Article 210 of the Commercial Code of Japan to the total number of shares issued as of the day on which the Ordinary General Meeting of Shareholders was closed: 9.3%

(2) Purchase of its own shares from subsidiaries:

None

(3) Purchase of its own shares for the purpose of cancellation thereof by appropriation of revaluation excess:

None

2. State of disposition:

None

3. Possession of its own shares:

As of August 31, 2003

Classification	Number of shares	Notes
Total number of shares issued	1,074,304.20 shares	
Number of its own shares possessed	29,835 shares	(Note)
Number of its own shares possessed for the purpose of cancellation thereof by appropriation of revaluation excess	-	

(Note) In addition to the above-listed "number of its own shares possessed", amounting to 29,835 shares, the Company possesses 0.5 shares of its own as "fractional shares".

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FILE No. 82-5176

(September 2003)

(Translation)

REPORT ON ACQUISITION BY THE COMPANY OF ITS OWN SHARES

Fuji Television Network, Incorporated

(681099)

REPORT ON ACQUISITION BY THE COMPANY OF ITS OWN SHARES
(Under Article 24-6, paragraph 1 of the Securities and Exchange Law of Japan)

Reporting period: September 1, 2003 to September 30, 2003

To: The Director General of the Kanto Local Finance Bureau

Date of Filing: October 9, 2003

Name of the Company:	Kabushiki Kaisha Fuji Television
Name of the Company in English:	Fuji Television Network, Incorporated
Name and Position of the Representative:	Koichi Murakami President and Representative Director
Location of the Head Office:	4-8, Daiba 2-chome, Minato-ku, Tokyo Telephone: Tokyo (5500) 8888 (Big key)
Person to Contact:	Tsuyoshi Habara General Manager of Finance Dept.
Place to Contact:	Same as above
Person to Contact:	Same as above

Place at which copies of this Report are made available for public inspection

Name	Address
Tokyo Stock Exchange, Inc.	2-1, Nihonbashi Kabutocho, Chuo-ku, Tokyo

(This Report in Japanese consists of 2 sheets including this cover sheet.)

Class of shares to be acquired: Shares of common stock of the Company

1. Acquisition by the Company of its own shares:

(1) Acquisition by the Company of its own shares pursuant to the resolution at the Ordinary General Meeting of Shareholders:

As of September 30, 2003

Classification	Number of shares (Shares)		Total prices (¥)	Notes
Resolution at the Ordinary General Meeting of Shareholders (adopted on June 27, 2003)		100,000	50,000,000,000	
Its own shares acquired during the reporting month (Date of acquisition)	-	-	-	
	Total	-	-	
Accumulated number of its own shares acquired as at the end of the reporting month		-	-	
Development of acquisition of its own shares		-	-	

(Note) The ratio of the number of shares for acquisition as approved at the Ordinary General Meeting of Shareholders pursuant to the provisions of Article 210 of the Commercial Code of Japan to the total number of shares issued as of the day on which the Ordinary General Meeting of Shareholders was closed: 9.3%

(2) Purchase of its own shares from subsidiaries:

None

(3) Purchase of its own shares for the purpose of cancellation thereof by appropriation of revaluation excess:

None

2. State of disposition:

None

3. Possession of its own shares:

As of September 30, 2003

Classification	Number of shares	Notes
Total number of shares issued	1,074,304.20 shares	
Number of its own shares possessed	29,835 shares	(Note)
Number of its own shares possessed for the purpose of cancellation thereof by appropriation of revaluation excess	-	

(Note) In addition to the above-listed "number of its own shares possessed", amounting to 29,835 shares, the Company possesses 0.5 shares of its own as "fractional shares".

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FILE No. 82-5176

03 DEC -4 AM 7:21

(Translation)

October 24, 2003

Dear Sirs:

Name of listed company:	Fuji Television Network, Incorporated
Representative:	Koichi Murakami President and Representative Director
Code No.:	No. 4676 1st section of Tokyo Stock Exchange
Inquiries to be directed to:	Mr. Tsuyoshi Habara General Manager of Finance Dept. Tel: 03-5500-8163

Notice of Foreign Ownership of Our Shares

Notice is hereby given that as of September 30, 2003, the percentage of voting rights in respect of issued shares held by foreigners (including those listed in items 1 through 3 of paragraph 1 of Article 5 of the Radio Law of Japan; the same applies hereinafter) to the total voting rights in respect of all issued shares of the Company was as described below:

Description

1. Percentage of foreign ownership as of September 30, 2003

Number of issued shares held by foreigners (Number of issued shares with voting rights held by foreigners [A])	183,281.0 shares (183,281.0 shares)
Total number of issued shares (Total number of issued shares with voting rights [B])	1,074,304.2 shares (1,044,455.0 shares)
Percentage of foreign ownership [A/B x 100 (with the third decimal place rounded upward or downward, as the case may be)]	17.55%

(For reference)

Under the Radio Law of Japan, if any foreigner (including any person of non-Japanese nationality, any foreign corporation, any foreign government or any foreign association) holds 20% or more of the total voting rights in respect of issued shares in a radio broadcasting station, its license shall be revoked. Hence, in such case, such station will be entitled to reject any application for registration of a transfer of shares in the register of shareholders by such any foreigner, in accordance with paragraph 1 of Article 52-8 of the Broadcasting Law of Japan.

Under the provisions of paragraph 2 of Article 52-8 of the Broadcasting Law and paragraphs 2 and 3 of Article 17-3 of the Regulations for the Enforcement of the Broadcasting Law, if the percentage of voting rights in respect of issued shares held by foreigners to the total voting rights in respect of all issued shares is 15% or more, the radio broadcasting station shall be obligated to give public notice thereof.

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(Translation)

FILE No. 82-5176

03 DEC -4 AM 7:21

November 6, 2003

Name of the company: Fuji Television Network, Incorporated

Name of the representative: Koichi Murakami
President and Representative Director

Code No.: No. 4676
1st Section, Tokyo Stock Exchange

Inquiries to be directed to: Takeshi Uhara
General Manager of Accounting Dept.
Tel: 03-5500-8163

Notice on adjustments to the forecasts of operating results for the business year ending March 31, 2004

In accordance with recent changes in operating results, the forecasts of operating results of Fuji Television Network, Incorporated (the "Company") for the business year ending March 31, 2004 (from April 1, 2003 to March 31, 2004), as given at the time of publication of brief statements of accounts for the first quarter of the year ending March 31, 2004 (from April 1, 2003 to June 30, 2003) on August 7, 2003, are adjusted as described in the following tables:

Description

1. Adjustment to the forecast of operating results for the interim period of the business year ending March 31, 2004 (from April 1, 2003 to September 30, 2003):

(1) Consolidated operating results

(millions of yen)

	Net Sales	Recurring Profit	Net Income
Previous forecast (A)	219,000	18,000	10,000
Adjusted forecast (B)	225,800	25,600	14,000
Amount of increase or decrease (B-A)	6,800	7,600	4,000
Rate of increase or decrease (%)	3.1	42.2	40.0
(For reference) Previous results (for the interim period ended September 30, 2002)	215,219	21,178	10,240

(2) Non-consolidated operating results

(millions of yen)

	Net Sales	Recurring Profit	Net Income
Previous forecast (A)	171,500	17,000	9,500
Adjusted forecast (B)	179,900	23,500	13,400
Amount of increase or decrease (B-A)	8,400	6,500	3,900
Rate of increase or decrease (%)	4.9	38.2	41.1
(For reference) Previous results (for the interim period ended September 30, 2002)	168,026	21,114	9,085

2. Adjustment to the forecast of operating results for the business year ending March 31, 2004 (from April 1, 2003 to March 31, 2004):

(1) Consolidated operating results

(millions of yen)

	Net Sales	Recurring Profit	Net Income
Previous forecast (A)	434,500	35,500	17,500
Adjusted forecast (B)	442,500	41,500	22,000
Amount of increase or decrease (B-A)	8,000	6,000	4,500
Rate of increase or decrease (%)	1.8	16.9	25.7
(For reference) Previous results (for the business year ended March 31, 2003)	429,004	37,744	14,816

(2) Non-consolidated operating results

(millions of yen)

	Net Sales	Recurring Profit	Net Income
Previous forecast (A)	337,500	32,500	17,000
Adjusted forecast (B)	347,000	37,000	21,000
Amount of increase or decrease (B-A)	9,500	4,500	4,000
Rate of increase or decrease (%)	2.8	13.8	23.5
(For reference) Previous results (for the business year ended March 31, 2003)	333,729	35,938	13,095

3. Reason for the adjustments:

In our TV broadcasting business, broadcasting (advertising) revenues and sales of a film "Bayside Shakedown 2 (Odoru Daisosasen THE MOVIE 2)" and events such as "Quidam" and "Odaiba Adventure Land (Odaiba Boken Ou)" increased. Additionally, the catalogue sales business made good progress. Consequently, our operating results are expected to exceed the forecasts publicized on August 7, 2003. Hence, the forecasts for net sales, recurring profit and net income for the interim period of the current business year on both consolidated and non-consolidated bases are adjusted upward as described above.

With regard to the forecasts for the operating results for the whole-year period of the current business year, broadcasting (advertising) revenues for the second half of the current business year are expected to remain unforeseeable, while sales of events are expected to increase.

(Note) The above forecasts were calculated based on information available as of the date of publication hereof. Hence, depending on various factors in the future, the actual operating results may be different from these forecasts.

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